Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS IS AN ANNOUNCEMENT FALLING UNDER RULE 2.4 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE “CODE”) AND DOES NOT CONSTITUTE AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CODE. THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE, EVEN IF THE PRE-CONDITIONS REFERRED TO BELOW ARE SATISFIED OR WAIVED.

2 July 2018

This announcement contains inside information.

For immediate release

Recommended Possible Offer for Vedanta Resources Plc (“Vedanta”) by Volcan Investments Ltd (“Volcan”)

Summary

The Independent Committee of the board of Vedanta (the “Independent Committee”) and Volcan are pleased to announce that they have reached an agreement in principle on the key terms of a possible recommended all cash offer to be made by Volcan (or a wholly-owned subsidiary of Volcan formed for the purposes of the transaction) at a price of 825 pence per share (the “Offer Price”) for the remaining issued and to be issued share capital of Vedanta not currently owned by Volcan (the “Possible Offer”). In addition to the Offer Price, shareholders will also be entitled to receive the previously announced dividend of US$0.41 per Vedanta share in respect of the twelve months ended 31 March 2018 (the “FY2018 Dividend”), which when taken together with the Offer Price represents a total value of 856 pence per share1 (the “Total Offer Value”).

Volcan is a holding company beneficially wholly owned by the Anil Agarwal discretionary trust. As at the date of this announcement, Volcan holds approximately 66.53 per cent. of Vedanta’s total issued share capital.2

Following receipt of an initial proposal from Volcan, the Independent Committee was formed to review and evaluate that proposal, and it decided to engage, with the support of its advisers, in negotiations with Volcan. The Independent Committee consists of the members of Vedanta’s board of directors who are neither appointees of, nor interested in any shares in, Volcan.

[1]	On the basis of a GBP/USD exchange rate of 1.32 as at 29 June 2018
[2]	Based on the total issued share capital of 281,824,154 ordinary shares of US$0.10 each in issue and admitted to trading on the London Stock Exchange’s main market for listed securities (see Appendix 1)

The announcement of any firm intention to make an offer pursuant to Rule 2.7 of the Code (a “Firm Offer”) is conditional on the satisfaction or waiver (as applicable) of the Pre-Conditions (as defined below). The Independent Committee has indicated to Volcan that it supports the Possible Offer and intends to recommend a Firm Offer, if made on terms in accordance with the Total Offer Value set out herein, to Vedanta’s independent shareholders.

The Possible Offer

The Offer Price of 825 pence per share values the total issued share capital of Vedanta at £2,325 million and the issued share capital not currently owned by Volcan at £778 million, and represents a premium of approximately:

•	27.6 per cent to the closing price of 647 pence per Vedanta share on 29 June 2018; and

•	13.5 per cent to the three-month volume weighted average price of 727 pence per Vedanta share to 29 June 2018.

In addition to the Offer Price, Volcan has confirmed to the Independent Committee that Vedanta shareholders will also be entitled to receive the FY2018 Dividend due to be paid out in US dollars on 22 August 2018 to those shareholders on the Register of Members on 20 July 2018. The Total Offer Value in aggregate comprises 856 pence per share3, and represents a premium of approximately 32.4 per cent to the closing price of 647 pence per Vedanta share on 29 June 2018.

Background to and reasons for the Possible Offer

The board of Volcan has proposed the Possible Offer for the following reasons:

•	Attractive value: The Offer Price represents an attractive premium when considered on a relative basis compared to the recent share price of Vedanta and in the context of relevant precedent minority buy-out transactions in the United Kingdom. The Offer Price represents a premium of approximately 27.6 per cent to the undisturbed share price and approximately 13.5 per cent to the three-month volume weighted average price.

•	Cash offer provides certainty to investors: The Possible Offer in cash provides an immediate and certain premium.

•	Simplification: Simplification of the corporate structure of Vedanta and its subsidiaries (the “Vedanta Group”) has been a key ongoing objective for the Vedanta Group, examples of which over the past several years include the merger of various Indian subsidiaries to create Vedanta Limited, and the merger of Cairn India Limited into Vedanta Limited. Volcan believes that now is the right time to take another important step in simplifying the structure of the Vedanta Group by removing a duplicative stock exchange listing, which it believes to be in the best interests of all stakeholders.

[3]	On the basis of a GBP/USD exchange rate of 1.32 as at 29 June 2018

•	Deepening liquidity in the Indian capital markets: Vedanta was created to provide a platform to access a deeper pool of equity and debt capital in the United Kingdom and global markets, when predecessor entities were smaller and less liquid, and the Indian capital markets were less mature. Volcan believes that the original rationale for Vedanta is now less compelling, given the increased maturity of the Indian capital markets, together with Vedanta Limited’s significant growth.

•	Ability for shareholders to invest in the Vedanta Group remains intact: Vedanta shareholders retain the ability to invest in Vedanta Limited shares, where the majority of Vedanta Group’s profits and cash flow are generated.

Recommendation of the Independent Committee

The Independent Committee carefully considered Volcan’s initial proposal and received advice from the Independent Committee’s financial adviser. After a period of negotiation, the Independent Committee indicated to Volcan that it intends to recommend a Firm Offer, if made on terms in accordance with the Total Offer Value set out herein, to Vedanta’s independent shareholders.

Conditions to a Firm Offer

Any Firm Offer would be subject to terms and conditions typical for a recommended UK public offer. In particular, Volcan would expect to include a 90 per cent acceptance condition, waivable at its sole discretion.

Delisting

If a Firm Offer is made and becomes or is declared wholly unconditional, with sufficient acceptances having been received from Vedanta’s independent shareholders, Volcan intends to procure that Vedanta will make an application for the cancellation of the listing of its shares on the Official List (the “Official List”) of the Financial Conduct Authority (“FCA”) and for the cancellation of their admission to trading on the London Stock Exchange’s main market for listed securities.

It is anticipated that the cancellation of the listing on the Official List and the cancellation of the admission to trading on the London Stock Exchange’s main market for listed securities will take effect no earlier than 20 business days after the date on which Volcan has received acceptances of the Firm Offer or acquired or agreed to acquire shares from Vedanta’s independent shareholders that represent a majority of the voting rights held by Vedanta’s independent shareholders.

Pre-conditions to a Firm Offer announcement

This announcement is being made under Rule 2.4 of the Code. It does not constitute an announcement of a firm intention to make an offer under Rule 2.7 of the Code. There can be no certainty that any Firm Offer will ultimately be made, even if the Pre-Conditions are satisfied or waived.

The announcement of any Firm Offer is pre-conditional upon:

a)	the unanimous and unconditional recommendation to Vedanta’s independent shareholders of such offer by the Independent Committee, supported by the Independent Committee’s financial adviser;

b)	the receipt of irrevocable commitments, in terms satisfactory to Volcan, to accept the Firm Offer, from all Independent Committee members (and their affiliates) who hold shares, such undertakings to be binding in all circumstances;

c)	no material liabilities being incurred by Vedanta other than in the normal course of business, no material assets being disposed of, no material adverse change in Vedanta’s business or its prospects from the date of this announcement and no further shares being issued or dividends paid (save for the FY2018 Dividend) from the date of this announcement outside the ordinary course of business (such ordinary course of business to include any existing share schemes); and

d)	the satisfactory completion of confirmatory due diligence to be undertaken by Volcan and its financing banks.

In addition, the announcement of any Firm Offer will be subject to Volcan receiving any necessary external approvals for its financing structure and receiving satisfactory confirmations from Vedanta’s principal lenders that they do not object to the delisting of Vedanta’s shares.

Together these are referred to as the “Pre-Conditions”.

Volcan reserves the right to waive, in whole or in part, the Pre-Conditions at any time at its sole discretion. Even if all of the Pre-Conditions are satisfied or waived, there can be no certainty that a Firm Offer will be forthcoming.

Volcan reserves the right to introduce other forms of consideration and/or vary the mix of consideration.

Volcan also reserves the right to make an offer at any time on less favorable terms than the Offer Price:

•	with the agreement or recommendation of the Independent Committee;

•	if a third party announces a firm intention to make an offer for Vedanta which, as at the date Volcan announces a firm intention to make an offer for Vedanta, is valued at a lower price than contemplated by the terms of the Possible Offer set out herein;

•	following the announcement by Vedanta of a whitewash transaction pursuant to the Code; or

•	if, after the date of this announcement, any dividend and/or other distribution and/or other return of capital is announced, declared or paid in respect of the Vedanta shares (other than the FY2018 Dividend), in which case Volcan reserves the right to reduce the offer consideration by an amount up to the amount of such dividend and/or distribution and/or return of capital so announced, declared or paid on each Vedanta share.

In accordance with Rule 2.6(a) of the Code, Volcan must, by no later than 5.00 p.m. (London time) on 30 July 2018, either announce a firm intention to make an offer, subject to conditions or pre-conditions if relevant, for Vedanta in accordance with Rule 2.7 of the Code, or announce that it does not intend to make an offer for Vedanta, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline will only be extended with the consent of the UK Panel on Takeovers and Mergers (the “Panel”) in accordance with Rule 2.6(c) of the Code.

Commenting on the Possible Offer, Mr. Agarwal said:

“I am pleased to announce this initiative, which is a natural progression of our journey to simplify the Vedanta Group’s corporate structure. We are very proud to have been the first Indian company to be listed on the London Stock Exchange in 2003, which was a major milestone for the Vedanta Group. The London listing has served us extremely well since that time. However, given the subsequent growth of our underlying businesses and the maturity of the Indian capital markets, together with related feedback from our shareholders and other stakeholders, we have concluded that a separate London listing is no longer necessary to achieve the Vedanta Group’s strategic objectives. In taking this important step towards greater group simplification, we wanted to ensure that the independent shareholders of Vedanta Resources Plc were provided with the opportunity to exit on attractive terms, and I believe this possible offer will deliver on that objective.”

Commenting on the Possible Offer, Deepak Parekh, Senior Independent Director of Vedanta, said:

“Since being approached, the independent directors of Vedanta Resources Plc have evaluated the possible offer and have negotiated its terms. We are now pleased to confirm our intention to recommend the possible offer to Vedanta’s independent shareholders if and when it is formally made in the terms announced today. It represents a 27.6 per cent premium to the undisturbed share price, and we are pleased to confirm that shareholders will also receive the announced FY2018 cash dividend of US$0.41 per share, payable in August.

Vedanta Rule 2.9 Disclosure

In accordance with Rule 2.9 of the Code, Vedanta confirms that, as at the date of this announcement, it has 281,824,154 ordinary shares of US$0.10 each in issue and admitted to trading on the London Stock Exchange’s main market for listed securities (the “Ordinary Shares”). The International Securities Identification Number for the Ordinary Shares is GB0033277061. Vedanta has a global depositary receipts programme (“GDR”) admitted to trading on the Luxembourg Stock Exchange. One GDR represents one Ordinary Share. The International Securities Identification Number of the GDRs is US92241T1025.

Rule 26.1 Disclosure

In accordance with Rule 26.1 of the Code, a copy of this announcement will be available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on Vedanta’s website at www.vedantaresources.com/investor-relations by no later than 12 noon (London time) on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

MAR

The information contained within this announcement is considered by Vedanta to constitute inside information as stipulated under the Market Abuse Regulations (EU) No.596/2014. Upon the publication of this announcement via a Regulatory Information Service, this inside information will be considered to be in the public domain. The person responsible for arranging for the release of this announcement on behalf of Vedanta is Deepak Kumar, Company Secretary.

Further announcements will be made as appropriate.

Enquiries

Lazard & Co., Limited (Financial Adviser to the Independent Committee)

Spiro Youakim	+44 20 7187 2000
William Lawes Laurence Rehfeld Fiona McHardy

Vedanta Resources Plc

Arun Kumar	+44 020 7499 5900
Viral Gathani Rashmi Mohanty

J.P. Morgan Cazenove (Financial Adviser to Volcan)

Charles Harman	+44 207 742 4000
Barry Weir Jamie Riddell James Robinson

Finsbury (Public Relations Adviser to Volcan and Vedanta Resources plc)

Daniela Fleischmann	+44 207 251 3801
Humza Vanderman

Important Notice

This announcement is provided for information purposes only. It is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, whether pursuant to this announcement or otherwise.

The release, publication or distribution of this announcement in jurisdictions outside the United Kingdom may be restricted by law and, therefore, persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply which such restrictions may constitute a violation of the securities law of any such jurisdiction.

J.P. Morgan Securities plc, which conducts its UK investment banking business as J.P. Morgan Cazenove, is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom. J.P. Morgan Cazenove is acting as financial adviser to Volcan and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than Volcan for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, or for providing advice in relation to the contents of this announcement or any other matter referred to herein.

Lazard & Co., Limited, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for the Independent Committee and for no one else in connection with the Possible Offer and will not be responsible to anyone other than the Independent Committee for providing the protections afforded to its clients or for providing advice in connection with the Possible Offer referred to in this announcement. Neither Lazard & Co., Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard & Co., Limited in connection with the Possible Offer, this announcement, any statement contained herein or otherwise.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in one per cent or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure (as defined below) following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified.

An “Opening Position Disclosure” means an announcement that must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th business day following the commencement of the offer period or the announcement in which any securities exchange offeror is first identified. If a person required to make an Opening Position Disclosure under Rule 8.3(a) deals in the relevant securities of the offeree company or of a securities exchange offeror before midnight on the day before the Opening Position Disclosure deadline, he must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in one per cent or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure (as defined below) if the person deals in any relevant securities of the offeree company or of any securities exchange offeror during an offer period. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (a) the offeree company; and (b) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the business day following the date of the relevant dealing.

A “Dealing Disclosure” means an announcement that must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company; and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must be made by the offeree company and also by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4). Volcan and any persons acting in concert with Volcan will be making a public Opening Position Disclosure required by Rule 8.1(a) and Note 2(a)(i) of Rule 8 of the Code.

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Forward Looking Statements

This announcement contains certain statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. The words “believe”, “anticipate”, “expect”, “intend”, “aim”, “plan”, “predict”, “continue”, “assume”, “positioned”, “may”, “will”, “should”, “shall”, “risk” and other similar expressions that are predictions of or indicate future events and future trends identify forward-looking statements. These forward-looking statements include all matters that are not current or historical facts. By their nature, forward-looking statements involve risks and uncertainties because such statements relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not indicative of future performance and Volcan’s or Vedanta’s actual results of operations, financial condition and liquidity, and the development of the industry in which Volcan or Vedanta operates, may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. The cautionary statements set out above should be considered in connection with any subsequent written or oral forward-looking statements that Volcan, or persons acting on its behalf, may issue.

APPENDIX 1 - SOURCES OF INFORMATION AND BASES OF CALCULATION

In this announcement:

i.	the value of the Possible Offer is based upon Vedanta’s total issued share capital of 281,824,154 ordinary shares of US$0.10 each as at the date of this announcement;

ii.	the market prices of the Vedanta shares have been derived from the Daily Official List and represent closing prices on the relevant date(s); and

iii.	volume weighted average prices are derived from Factset.

For the purposes of this announcement, “Daily Official List” refers to a written record produced each day at the London Stock Exchange of all the prices of stocks and shares that can be bought or sold there.